A Special Meeting of Shareholders of the Old Mutual China Fund (“predecessor Fund”) was held on January 11, 2010. At the meeting, the following matter was voted on by the predecessor Fund’s shareholders. Each vote reported represents one dollar of net asset value held on the record date of the meeting. The results of the Special Meeting of Shareholders are noted below.

Proposal 1

Approve an Agreement and Plan of Reorganization and the transactions it contemplates, including the transfer of all the assets of the Old Mutual China Fund to the Clough China Fund, a newly created series of Financial Investors Trust.

		Number of Votes
Fund	Record Date Votes	Affirmative	Against	Abstain	Total
Old Mutual China Fund - A Shares	888,804	445,574	6,650	21,536	473,760
Old Mutual China Fund - C Shares	497,830	262,942	7,484	9,740	280,166
Old Mutual China Fund - I Shares	589,696	588,284	-	8	588,292
Old Mutual China Fund - Z Shares	826,101	416,555	19,718	16,760	453,033
		Percentage of Total Outstanding Votes
		Affirmative	Against	Abstain	Total
Old Mutual China Fund - A Shares		50.13%	0.75%	2.42%	53.30%
Old Mutual China Fund - C Shares		52.82%	1.50%	1.96%	56.28%
Old Mutual China Fund - I Shares		99.76%	0.00%	0.00%	99.76%
Old Mutual China Fund - Z Shares		50.42%	2.39%	2.03%	54.84%
		Percentage of Voted
		Affirmative	Against	Abstain	Total
Old Mutual China Fund - A Shares		94.05%	1.40%	4.55%	100.00%
Old Mutual China Fund - C Shares		93.85%	2.67%	3.48%	100.00%
Old Mutual China Fund - I Shares		100.00%	0.00%	0.00%	100.00%
Old Mutual China Fund - Z Shares		91.95%	4.35%	3.70%	100.00%